Contact

www.linkedin.com/in/miguelmas (LinkedIn)
www.fixando.pt (Other)
www.imovendo.pt (Other)

Top Skills

E-commerce
New Business Development
Business Strategy

Miguel Mascarenhas

European Marketplace Operator | Ex-OLX/Naspers | Built Standvirtual, Imovirtual & OLX Portugal | Founder & GM
Lisbon, Lisbon, Portugal

Summary

Senior marketplace operator and entrepreneur with 20+ years of experience building, scaling and integrating digital consumer platforms across Europe. Former OLX/Naspers executive and founder of leading Portuguese classifieds and marketplace businesses, including Standvirtual, Imovirtual, OLX Portugal, Coisas.com, Fixando and imovendo. I combine founder-level execution with portfolio-level strategy: scaling marketplaces, improving liquidity, leading multi-country growth, supporting post-acquisition integration and turning performance data into clear operational priorities. My strongest areas are marketplace growth, value creation, product-led strategy, distributed team leadership and building trusted consumer platforms at scale.

Experience

Fixando
CEO & Co-Founder
April 2016 - Present (10 years 5 months)
Lisbon, Portugal

Launched a digital-first platform connecting people to service professionals across Portugal and Europe.
- Reached thousands of active service providers and high-volume monthly client requests within two years.
- Drove double-digit annual revenue growth through innovative lead-generation models and local SEO tactics.
- Positioned Fixando as a go-to platform for local services in Portugal, and began international expansion.

imovendo
CEO & Co-Founder
August 2019 - Present (7 years 1 month)
Lisbon, Portugal

Revolutionized the home-selling journey with a fixed €5,000 commission model, replacing traditional percentage fees with transparent, tech-driven processes.
- Launched bold nationwide campaigns across TV, radio, and digital channels, reinforcing trust and simplicity in real estate transactions.
- Reduced time-to-sale and boosted closing rates by integrating real-time digital valuations, optimized pricing tools, and guided seller journeys.
- Delivered a scalable, customer-centric model enhanced by a proprietary mobile app offering scheduling, document uploads, and direct support.

Fixe.com (Miguel Mascarenhas, Unip. Lda)

Owner

February 2003 - Present (23 years 7 months)

Lisbon, Portugal

Internet

Tradus

General Manager

December 2017 - December 2021 (4 years 1 month)

Amsterdam

- Led European growth and operational expansion of OLX Group’s heavy machinery marketplace across 10+ countries.
- Drove portfolio-level execution across product, engineering, commercial and go-to-market teams in Europe and India.
- Increased marketplace inventory value by more than 10x, improving liquidity and category depth across key markets.
- Supported strategic decision-making through marketplace performance reviews, growth priorities and operational bottleneck resolution.

OLX Group

3 years 9 months

General Manager

November 2016 - December 2017 (1 year 2 months)

Domozo - the smart way to sell your house
- Led an OLX Group innovation portfolio focused on launching new real estate and vertical marketplace business models in Europe.
- Explored and defined new business model options, including strategic rationale, product requirements, monetisation logic, go-to-market strategy and operational implications.

- Evaluated global M&A and partnership opportunities, visiting relevant startups and assessing their business models, technology, market traction and fit with OLX's local market assets.
- Launched selected prototypes and new business concepts in European markets, leveraging synergies with local OLX teams, existing audience, brand strength and operational capabilities.
- Worked directly with local GMs, product and development teams to test, validate and refine new models before broader rollout.
- Helped create a reusable brand, product concepts and marketplace playbooks that could be adapted across the OLX Group portfolio.

CTO Global Verticals

July 2015 - November 2016 (1 year 5 months)
The Randstad, Netherlands

- Participated in regular operational reviews, check-ins and reporting cycles with regional GMs, country CTOs and development teams across Europe, Latin America, India and Asia.
- Worked directly with GMs and CTOs to identify market needs, execution risks and product gaps, translating local requirements into scalable group-level product priorities.
- Connected technology hubs and local development teams to create synergies across markets, reduce duplicated work and build products that could serve multiple countries with shared marketplace needs.
- Helped align global platform strategy, product roadmaps and local go-to-market execution, balancing standardisation with the specific requirements of each market.
- Supported senior leadership with operational insights on marketplace performance, technology execution and cross-market growth opportunities.

CTO Global Classifieds

April 2014 - July 2015 (1 year 4 months)
The Randstad, Netherlands

- Held senior global leadership roles across OLX Group, covering classifieds, vertical marketplaces and real estate innovation.
- Participated in regular operational reviews across multiple regions, including Europe, Latin America, Africa, Middle East, India and Asia, pressure-testing performance, product priorities and execution risks.
- Connected OLX technology hubs and local market teams, working directly with CTOs, product leaders and engineering teams to align roadmaps, improve execution and share best practices across regions.

- Partnered with global and local leadership teams to translate marketplace performance data into clear operational priorities and growth initiatives.
- Combined technology, product and commercial strategy to support group-level marketplace growth, platform scalability and portfolio execution.

OLX - FixeAds
CEO and Founder
April 2007 - March 2014 (7 years)
Lisboa

Created iconic online marketplaces in Portugal, including OLX Portugal, Standvirtual, Imovirtual, and Coisas.com.

- Achieved market leadership in horizontal marketplace and automotive and property verticals.
- Sold FixeAds to Naspers (OLX Group) and successfully integrated platforms into OLX’s global network.
- Led post-acquisition integration into OLX’s global network, bridging founder-led execution with group-level strategy.

Jornal Ocasião
Webmaster
October 2000 - September 2005 (5 years)

new business development, online classified ads insertion optimization and quality improvement, international classified insertion form (ICMA), microsites, programming

Inoveno
Webmaster
July 2003 - February 2005 (1 year 8 months)

Mobile content development and management

2020 Multimedia
Webmaster
April 2002 - July 2003 (1 year 4 months)

Mobile content development

Lotes-Online / Miauger
Business Development / Webmaster
April 2000 - February 2001 (11 months)

Fastest growing Portuguese internet auction site, which was sold in October 2000 to Sonaecom group and renamed to miau.pt

Education

Universidade Católica Portuguesa

Licenciado, Business Administration and Management, General · (2001 - 2008)

University of St.Gallen

Business, economics, business law · (2000 - 2001)

Escola Alemã de Lisboa

· (1987 - 2000)